Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 (Registration No. TBD) of our audit report dated April 29, 2022, with respect to the consolidated balance sheets of Kaspien Holdings Inc.. as of January 29, 2022 and January 30, 2021, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the fiscal years then ended, appearing in the Annual Report on Form 10-K for the fiscal year ended January 29, 2022. Our report dated April 29, 2022, relating to aforementioned financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” within the Registration Statement.

/s/ Fruci & Associates II, PLLC

July 28, 2022